UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 9, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

3SBio Inc.

File No. 333-140099 - CF#23515

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       3SBio Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from an Exhibit to a Form F-1 filed on January 19, 2007.

       Based on representations by 3SBio Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

          Exhibit 10.13   through April 20, 2014

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Jennifer Riegel
          Special Counsel